Exhibit 11:

Statement re: Computation of Per Share Earnings

Earnings per share (“EPS”) are calculated on a Basic EPS and Diluted EPS basis. Basic EPS excludes dilution and is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period.  Income available to common shareholders is Net Income in the table shown in Note 2 and as reported in Bancorp’s income statement. No adjustments were required to net income for any EPS calculations.

Diluted EPS is calculated by adjusting the denominator for all dilutive potential common shares that were outstanding during the period.  Bancorp had stock options outstanding during the periods presented in Note 2 which had a dilutive effect on EPS. Therefore, the number of additional common shares that would have been outstanding if the options had been exercised is added to the denominator to arrive at the dilutive number of shares.

The calculations of earnings per share in Note 2 are based on the weighted average number of shares outstanding, including all common stock and common stock equivalents in conformity with the instructions for Item 601 of Regulation S-K.